CANADIAN EMPIRE EXPLORATION CORP.
(the "Company")
INTERIM CONSOLIDATED REPORT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(UNAUDITED)

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2006 AND DECEMBER 31, 2005
(UNAUDITED)

	SEPTEMBER 30,	DECEMBER 31,
	2006	2005
	$	$
ASSETS
Current Assets
Cash and cash equivalents	14,535	17,450
Accounts receivable	(2,993)	3,330
	11,542	20,780
Reclamation deposits	-	11,300
	11,542	32,080
LIABILITIES
Current liabilities
Accounts payable and accrued liabilites	129,929	203,060
Due to related party	9,498	120,534
Convertible promissory note due to related party	150,000	-
	289,427	323,594
SHAREHOLDERS' DEFICIENCY
Capital stock (note 3)	21,813,128	21,811,752
Contributed surplus	460,853	438,591
Deficit	(22,551,866)	(22,541,857)
	(277,885)	(291,514)
	11,542	32,080

Nature of operations and going concern (note 1)

"John S. Brock"                                   "Wayne J. Roberts"

John S. Brock                                        Wayne J. Roberts

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(UNAUDITED)

	9 MONTHS	9 MONTHS	3 MONTHS	3 MONTHS
	ENDED	ENDED	ENDED	ENDED
	SEPTEMBER 30,	SEPTEMBER 30,	SEPTEMBER 30,	SEPTEMBER 30,
	2006	2005	2006	2005
	$	$	$	$
Administration expenses
Bank charges	333	480	77	42
Foreign exchange loss (gain)	47	41	12	143
Tax penalty on flow-through shares renounced	-	7,857	-	2,044
Consulting	3,100	625	3,100	500
Insurance	1,700	12,748	-	210
Legal and audit	12,627	8,500	-	384
Office operations and facilities	894	27,380	35	8,240
Management and administrative services	4,757	17,797	647	4,229
Shareholder communication	3,586	5,460	1,131	1,745
Transfer agent and regulatory fees	28,715	27,711	3,860	8,010
	55,759	108,599	8,862	25,547
Other Expenses (income)
General exploration expenditures	969	4,383	-	23
Write-off of exploration expenditures	219	64,130	0	-
Write-off of mineral property expenditures	954	14,510	-	-
Stock-based compensation	22,263	67,525	-	22,263
Forgivness of amount due to related party	(70,154)	-	-	-
Interest income	(0)	(26)	(0)	-
	(45,750)	150,522	(0)	22,286
Loss for the period	10,009	259,121	8,861	47,833
Deficit - beginning of period	22,541,857	21,076,533	22,543,005	21,287,821
Deficit - end of period	22,551,866	21,335,654	22,551,866	21,335,654
Basic and diluted loss per common share	$0.00	$0.01	$0.00	$0.00
Weighted average number of common shares	36,378,255	35,539,918	36,389,366	36,364,366

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION AND MINERAL PROPERTY EXPENDITURES
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(UNAUDITED)

	9 MONTHS	9 MONTHS	3 MONTHS	3 MONTHS
	ENDED	ENDED	ENDED	ENDED
	SEPTEMBER 30,	SEPTEMBER 30,	SEPTEMBER 30,	SEPTEMBER 30,
	2006	2005	2006	2005
	$	$	$	$
Exploration and mineral property expenditures
during the period
Accomodation	-	8,384	-	6,828
Assays and geochemical analysis	-	29,828	-	10,324
Consulting	-	38,350	-	17,645
Expediting	1	141	-	101
Field supplies	-	4,351	-	3,109
Maps, printing and drafting	841	10,887	-	2,160
Project management fees	88	18,504	-	11,458
Property acquisition costs	953	8,788	-	4,725
Salaries and wages	259	69,444	-	37,298
Surveys	-	-	-	-
Transportation	-	69,614	-	65,763
Expenditures during the period	2,142	258,291	-	159,411
Balance - beginning of period	-	944,932	0	960,812
Less:
General exploration expenditures	969	4,383	-	23
Write-off of exploration expenditures	219	64,130	0	-
Write-off of mineral property expenditures	954	14,510	-	-
	2,142	83,023	0	23
Balance - end of period	0	1,120,200	0	1,120,200

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(UNAUDITED)

	9 MONTHS	9 MONTHS	3 MONTHS	3 MONTHS
	ENDED	ENDED	ENDED	ENDED
	SEPTEMBER 30,	SEPTEMBER 30,	SEPTEMBER 30,	SEPTEMBER 30,
	2006	2005	2006	2005
	$	$	$	$
Cash flows from operating activities
Loss for the period	(10,009)	(259,121)	(8,861)	(47,833)
Items not affecting cash
Stock-based compensation	22,263	67,525	0	22,263
Write-off of exploration expenditures	219	64,130	0	-
Write-off of mineral property expenditures	954	14,510	-	-
	13,426	(112,956)	(8,861)	(25,570)
Changes in non-cash working capital items	(177,844)	28,903	12,944	20,762
	(164,418)	(84,053)	4,083	(4,808)
Cash flows from financing activities
Share issue	1,375	-	-	-
Advance from related party	150,000	-	-	-
	151,375	-	-	-
Cash flows from investing activities
Property acquisition and maintenance costs	(953)	(5,260)	-	(4,725)
Deferred exploration expenditures	(219)	(245,117)	(0)	(154,663)
Reclamation deposit returned	11,300	-	(0)	-
	10,128	(250,377)	(1)	(159,388)
Increase (decrease) in cash and cash equivalents	(2,915)	(334,430)	4,082	(164,196)
Cash and cash equivalents - beginning of period	17,450	451,514	10,453	281,280
Cash and cash equivalents - end of period	14,535	117,084	14,535	117,084

Non-cash financing and investing activities
Issuance of shares for mineral properties	-	2,750	-	-
Issuance of warrants for mineral properteis	-	778	-	-

CANADIAN EMPIRE EXPLORATION CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005 (UNAUDITED, PREPARED BY MANAGEMENT)

1-

Nature of operations and going concern

The company is in the business of acquiring, exploring and developing mineral properties.  The company's continuing operations are dependent on its ability to secure additional financing and the acquisition of mineral properties of merit.  There can be no assurance that the company will be successful in raising the required financing or acquiring mineral properties.  As at September 30, 2006, the Company had cash and cash equivalents of $14,535 and working capital deficit of $277,885.

The company's ability to continue operating is dependent on management's ability to secure additional financing and mineral properties.  Management is actively pursuing such additional sources of financing and mineral properties, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this uncertainty, there is substantial doubt about the ability of the company to continue as a going concern.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

2-

Significant accounting policies

The accompanying unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the company's audited financial statements for the year ended December 31, 2005.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for audited financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

3-

Capital stock

Authorized: Unlimited common shares without par value, of which 36,389,366 common shares were issued as at September 30, 2006 (December 31, 2005: 36,364,366).

Stock options

As at September 30, 2006, common shares under option are as follows:

Number of shares outstanding	Number of shares exercisable	Exercise price ($)	Expiry date
1,365,000	1,365,000	0.15	January 3, 2008
100,000	100,000	0.15	August 21, 2008
2,458,000	2,458,000	0.10	September 17, 2009
3,923,000	3,923,000

Stock option information

The company applies the fair value method of accounting for stock options and, accordingly, the fair value of stock options of $22,263 has been included in administrative expenses.  The fair value of options granted was estimated at the date of grant based on the Black-Scholes option-priding model, using the following assumptions:

	2004	2003
Expected dividend yield	Nil	Nil

CANADIAN EMPIRE EXPLORATION CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005 (UNAUDITED, PREPARED BY MANAGEMENT)

Average risk-free interest rate	4.0%	3.25 – 4.9%
Expected life	5 years	5 years
Expected volatility	114%	94% - 171%

Warrants

There were no warrants outstanding and exercisable at September 30, 2006.

4-

Related party transactions

The company has management agreements with Badger & Co. Management Corp. ("Badger & Co."), a company owned by John S. Brock (Chief Executive Officer, President and a director of the company), Wayne J. Roberts (Vice-President Exploration and a director of the company) and Jeannine P. M. Webb (Chief Financial Officer and Secretary of the company).

Under the agreements with Badger & Co., the company was charged from January 1 to September 30, 2006 for the following:

•

Cost of operations and administration: $2,997

•

Fees for professional services provided at per diem rates: $4,852

•

Exploration salaries and wages and project management fees: $88

In connection with these charges and amounts reimbursable at cost to Badger & Co., the company owed $9,498 to Badger & Co. at September 30, 2006 (December 31, 2005: $120,534).  During the period January 1 to September 30, 2006, Badger & Co. forgave an amount receivable from the company in the amount of $70,154 in connection with charges incurred by the company during 2005.

On February 2, 2006, the company arranged, subject to regulatory approval, the private placement of $150,000 principal amount convertible promissory note with John S. Brock Limited, a company owned by John S. Brock and Wayne J. Roberts.  The Promissory Note is unsecured, bears interest at 6% per annum and is due on demand.  The principal amount of the Note is convertible at the holder’s option into common shares of the Company, for a maximum of 5 years, on the basis of one common share for every $0.165 of principal amount converted during the first two years and thereafter, the conversion rate increases 10% per year over the previous year’s conversion rate.  The convertible promissory note was subsequently cancelled and replaced with a promissory note subject to interest at 6% per annum and due on demand.

5-

Subsequent event

On October 23, 2006, John S. Brock and Wayne J. Roberts advanced the company a total of $25,000 subject to promissory notes.  The promissory notes are subject to interest at 6% per annum and are due on demand.